SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                        ---------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 6)


                           Harveys Casino Resorts
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                              (Name of Issuer)


               Class A Common Stock, par value $.01 per share
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                       (Title of Class of Securities)


                               Not Applicable
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                               (CUSIP Number)


                           Jonathan H. Grunzweig
                          c/o Colony Capital, LLC
                    1999 Avenue of the Stars, Suite 1200
                       Los Angeles, California 90067
                               (310) 282-8800
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Nick P. Saggese, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000

                               July 31, 2001
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          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box: | |

                       (Continued on following pages)

                            (Page 1 of 6 Pages)




CUSIP No. Not Applicable           13D                     Page 2 of 6 Pages


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    1      NAME OF REPORTING PERSON
           Colony HCR Voteco, LLC

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) | |
                                                                  (b) |X|

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                               | |

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

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        NUMBER OF         7    SOLE VOTING POWER
         SHARES                -0-
      BENEFICIALLY        ---------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
        EACH RE                -0-
        PORTING           ---------------------------------------------------
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH                  -0-
                          ---------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               -0-

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           -0-

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                          | |

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

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   14      TYPE OF REPORTING PERSON
           OO
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CUSIP No.  Not Applicable               13D               Page 3 of 6 Pages


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    1      NAME OF REPORTING PERSON
           Thomas J. Barrack, Jr.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) | |
                                                                     (b) |X|

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                               | |

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

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       NUMBER OF          7        SOLE VOTING POWER
        SHARES                     -0-
      BENEFICIALLY        ----------------------------------------------------
       OWNED BY           8        SHARED VOTING POWER
        EACH RE                    -0-
        PORTING           ----------------------------------------------------
        PERSON            9        SOLE DISPOSITIVE POWER
         WITH                      -0-
                          ----------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   -0-

-----------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           -0-

-----------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                               | |

-----------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

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   14      TYPE OF REPORTING PERSON
           IN
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         This Amendment No. 6 (this "Amendment") amends and supplements the
Schedule 13D, dated February 1, 1999, as amended prior to the date hereof (the "Schedule 13D"), filed by Colony HCR Voteco, LLC and Thomas J.
Barrack, Jr. (together, the "Filing Persons") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Harveys Casino Resorts (the "Issuer"). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

                  On July 31, 2001, Harrah's, Harveys and the Sellers consummated the Harveys Stock Purchase pursuant to which Harrah's acquired all of the outstanding Shares for cash in the amount of $38.95 per share. Accordingly, on such date, pursuant to the Harveys Stock Purchase, Harrah's acquired beneficial ownership of all of the 67,284 shares of Class A Common Stock beneficially owned on such date by the Filing Persons, and the Filing Persons thereafter ceased to beneficially own any Shares.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference the paragraph set forth above that amends and supplements the response to Item 3 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference the paragraph set forth above that amends and supplements the response to Item 3 of the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference the paragraph set forth above that amends and supplements the response to Item 3 of the Schedule 13D.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        COLONY HCR VOTECO, LLC


Date:  July 31, 2001                    By:  /s/ Thomas J. Barrack, Jr.
                                             --------------------------
                                             Thomas J. Barrack, Jr.
                                             Sole Member


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 31, 2001                      /s/ Thomas J. Barrack, Jr.
                                          --------------------------------
                                          THOMAS J. BARRACK, JR.